

2023 REPORT

Joule Case

Dear investors,

Last year was Joule Case's best year yet! We sold over 100 systems to customers all over the United States and secured a few large contracts for 2024. Joule Case delivered on their first sale of an Enterprise system and plans to grow that momentum in the coming year. We are more excited than ever for our future and cant wait to have another excellent year. Your support and outreach in your communities is appreciated!

We need your help!

Joule Case needs support getting the word out. We are a small but mighty team and our reach only goes so far. With the help of our investors we can expand our reach into markets and cities we currently aren't touching. Reposting media posts, sharing our story and promoting Joule Case in your communities will help us see our dreams come to fruition. We are more excited than ever for our future and cant wait to have another excellent year.

Sincerely,

James Wagoner
CEO

Pete Anewalt
COO

Alex Livingston

President, Chief Innovation Officer

How did we do this year?

REPORT CARD

A+

☺ The Good

Joule Case secured over $5.1M in revenue during the course of 2023.

Joule Case had multiple key hires. We hired a SMB Sales Manager, a digital content creator and a full time controller.

Joule Case secured key relationships with the Department of Defense, United Rentals, Eaton and more.

☹ The Bad

Everything went well and if something did not we learned from it as it did not affect our trajectory.

Everything went well and if something did not we learned from it as it did not affect our trajectory.

Everything went well and if something did not we learned from it as it did not affect our trajectory.

2023 At a Glance

January 1 to December 31

$2,361,028 +112%
Revenue

-$6,415,396
Net Loss

$10,299,679 +126%
Short Term Debt

$4,235,672
Raised in 2023

$308,522
Cash on Hand
As of 02/26/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$1,112,257
-US$3,024,941
US$2,361,028
-US$6,415,396
2022
2023

Net Margin: -272% Gross Margin: 49% Return on Assets: -242% Earnings per Share: -$0.41 Revenue per Employee: $107,319

Cash to Assets: 9% Revenue to Receivables: 6,669 Debt Ratio: 392%

Auditors_Report_-_Joule_Case_-_2020___2021__Cover_Page_%2B_Index_.pdf

Joule_Case_FY_2022_Auditor_s_Report_02192024__1_.pdf

Joule_Case_Financial_Report.docx.pdf

We ❤ Our 1,802 Investors

Thank You For Believing In Us

James Wagoner
Herman Venter
Matthew Stroia
Nilesh Modi
Toby Gussman
Ganesh Pawar
Grigore B. Hreniuc
Allen J Gebert
Jason G Croft
Angela Reis
Merv Grosianno Hayes
William H. Connor
Monica Hall
Kent Robinson
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Michael Fisher
Jake Bangle
Wendell White
Viyola Vaughn
Brian Isenhower
Angela Carter
Ken Kunkel
Noel Sosa
Christopher Hartley
Angelo Marc
James Jones Jr.
Cody Ellis
Robert HILL
Steve George Mascella Jr
Dapo Lediju
Lane S Cohen
Charlene Heuer
Jairo Delgado
Derwin Evans
Carl M Crable
Janet E Davis
Jasmine Marie Wooten
Jacob Sanger
Clenord Roberts
Ronald Fullenwider
Steve Conner
Karen Patmas
Richard Ehizogie Oriakhi
Gary Tucker
Jean Baptiste Zongo
Lemuel Carnes
Steven Finkle
Olamiju Olagbegi
Ellis Fontanet
Pete Martinez
Daniel Silvertown
Chris Corbelli
Ron Romero
Leanora JAMISON
Carmen McFolling
Sally Schmidt
Patricia Troutman
James Steele
Michael Devoney
Arthur Jensen
Amin Hemani
Billy J Linsley
Freida C
Ron Good
Felicia Williams
Rajneesh Mehra
Todd Kamin
Amy Velella
Bruce Ryon
Philip Shepherd
Ted Brenner
Christopher Keziah
Eduard Bogel
Carrie L James
Edgar Gutierrez
Bhekimpilo Sigelagelani
Joseph A. White
Howard Brown
Emma White
Willie Watkins II
Shawn A Yarley Show
Mike Szabados
Jeffrey London
John J Waldron
Brian Davis
Görkem SUSANTEZ
Edgar Vidal
Adrian English Washington
Raquel Cervera
Cheryl Barrett
Rostislav Kupka
Juanita Hooks
Tricia John
Benjamin Brannen
Julio Mendoza
David A Ward
Steven Brevett
Tiffaney Carter
Lloyd Abdelnour
Michael P Gretchen
Anthony BROOKING
Matthew E Grable
Glenroy Wilson
Grace Mathis
Rubina N Iqbal
Gregory Braniff
Jihua Ren
Christopher Daniel Carlson
Christopher Michael Tubig
Adan Ibarra
Bryan Edgington
Felipe Tocornal
Tom Mazza
Chris Rose
Jacob Tower
Laura Jankowski
Srinivasa Dangati
Michelle Harris
Lamont Hendricks
Boris Curwen
Elsa Webb-Crick
Steve Best
Michael Kreamer
Derwin Meredith
Ronald Campbell
Kristy Ann Hunter
Scott ITTERSAGEN
David Choquette
Juke Leman
Jeffrey Harris
Marvin Benning
Kenneth Iha
Darrell Marsh
William DAntuono
Erlina Kearse LEWIS
Mark Borden
Willie O. Holt JR.
Maurice Smith
Janzel Catamco
Julio Castellan
Jamal Gathumbi
Frank Stoczko
Clarence Richardson Jr
Russell James Adams
T Gardner
Franklyn Morris
Krishna Woods
Myron Henderson
Jean D Wooten-Jiles
Yves Hansruedi Baumann
Carol NOLAND
Tyrone McKoy
Richard M. Potts
Orlando Hardman
Herbert A Venzen
Kerby Scales
Joseph Stanilewicz
Lisa Lozano
Robert Scott Swinger
Asad Sabir
Erin Hillabrand
Benjamin Ang
Carlton S Batts
Sonia Reid
Angela Sutton
Joseph Rematt
Jared Moyer
William Ferrara
Eugenio Aguilar
James Wheeler
Sharad Saxena
Daniel W Smith
Thaddeus Onwuka
Sachin Vyas
Gloria Laryea
James Brown
Arcangelo Ercole
Donoval Young
Virgilio Yabut
Søren Halling
John Studenka
Wallace Brackens
Nizar Nanjee
Robert Milewski
Rakesh B SASVIHALLI
Julian D Jonker
Everett Frederick Granger
Visali Muppala
Venkata Lakshmi Narayana Juluru
Riley John Reinhart
Ronnie Saenz
Rodney Olthoff
Sanquan Milligan
Jacob Beck
Gerardo Martinez
Fritz Junior Torchon
Kecia Brown
Elizabeth Kraus
Paula Suzanne Langer
David Rivers
Doreen Amber Loomis
Kelly Waynne Hyde
Kiran Nandigam
Patricia Trippe
Rick Brown
Michael C Stephens
Richard H Lange
Chris Beerman
Joslyn Andrews
Charlene Knoetze
Mark Thomas
John Greenfield
Roar Hopsdal
Mikko Pihlajamaki
Matthew Horne
Saben Emmons
David Katz Living Trust Dtd 23...
Madhukar Chintalapudi
Eric Rossi
Matt Tookey
Stanley Miller
Philip Kellner
James Schwichtenberg
Yussef Fakira
Craig Joseph Hussey
Ron Jackson
Lawrence Chong
Uwao Chartrand
Kalman Kaplan
Jack T Richards
James Orr
Ramon S Cuasay
Peter Lucas
Meenu Sood
Colin Wick
Jonathon Walker
Ismael Arteaga
Deirdre Walker
Saylene Hitchcock
Abbass Sekhavat
Annette Carter
Carol Logan
Chris Fox
Heather Looney
Bradley Leuty
Brian T Crenshaw
Brian Smolens
Miles D Butler Sr
Anthony Moreno
Kathryn Gardow
Tarsha Aird
April Davis
Leslie A Lyons
Curt Wilson
Nadezda Semenova
Lisa Guinn
Bruce A Weir
Roy A Williams
Sean McMillion
Victor AGUILAR
Shelby Thuruthumalil
Emory Allen
Valarie Harris
Michael Graham
Debbie J. Williams
Brittany Wilson
Hasan Abuelreich
Berenice Harp
Eric Merlau
Bryan Kasun
Zelda Cummings
Rem Fox
Brian P Delbecq
James Sharp
Scott Powell
Richard Litzky
Mark Soltz
Numan Dharani
Eugene Mc Elroy
Andrew Neely
Martha Wiedemann
James Hodgson
Joseph Scioscia
Erik Michael Fredriks
Jim H Harwell
Kathryn B KENNEY
Michael Plath
Toronez Watson
Danny Drewry
Timothy Or Hilda Pletcher
Aslam Amin
Alberto Burgos
Durganand Thatavarthy
Suresh Subramanian
Marilyn Monter
Sherwood Neiss
Jeff Stephen
Madhava Padavala
Ankur Patel
Raj Kumar Daryanani Arias
Michele Zilli
Peter Jorgenson
Mj De Wit
Benito ROJAS
Thembile Mtwa
Mark Miller
Brian Scott Pfeiffer
Faaiutausaga Mauga
Scott Schneider
Odel Dow
Tajma Baker
Prashanth Srikanthan
Kyle Keenen
Ananya Pratinav
Bill King
Simcha Dewick
Allison Baker
James T Dale
Francisco Sauceda Jr
Daven Mehta
Melissa Quezada
John Fernstrum

Carole Sue Biggs
Chris Lloyd
Raymond Beal
Tiana Harding
Stephen Martin
Holly Rice
Carolyn White
Vernita Litchmore
Kimberly Erlandsen
Rewati Gautam
Tim Walraven
Christopher Antonelli
Nick Cardinale
Alvaro Larrea
Christopher Potter
Jonathan Graham
Marc Saddik
Lance Jones
Joanne Enright
Jerron Harding
Shawn Dockstader
Steven Preston
IRA Fenton
Thomas Johnson
Raman Sachidanand
Roosevelt Legeon
Thao Zeng
Douglas Cunnington
Raj Patel
Raul Denegri
Gabriel Paravisini
Matthew Trygstad
Charles D. Hicks
Alicia Perri
328 Now LLC
Paer Adam Barkman
Marveen W Hopps
Zakiyyah Gomez
Robert Ford
Jim Nolan
Allan Leung
Sudchai Swangpholkrang
Joseph Irizarry
Jonathan Ellis
Michael C Shaul
William Johnson, IV
Craig Street
Gilbert Trujillo
Kelly W Brown
Eric Dwayne French
Pamela Campbell
Pyrion Astorii
Richard Bjelland
Kenneth Burkey
Kris Olson
Adam Forster
Roy F Hoch
Christine Bistline
Li Ann Wong
Archie Winthrop Jennings
Stacy Hak
Anu Saxena
Jeremy Lui
Steven Gifis
Sriram Raghuram
Ricardo Onsurez
Marc Wüerttemberger
Germain Blair
David Botsford
Rick Pottin
Derek Perryman
Mosses Akizian
Whoopi Goldberg
Jeffery Muller
Hugh & Cindy LeVriier
Dale Pittman
Paris Laster
Roody Seraphin
Carolyn S Hunt
Justin Renfro
Doua Vang
Elaine Joggerst
Rodney Black
Anthony Richardson
Amy T. Roetschke
Kavyn R WOODS
Sherman Hollins
Christopher Watkins
Timothy Carr
Nicholas Craggs
Brett Aldrich
Matthew Sheahan
Khris Persaud
Laura Young
Andrew Lee Rutherford

Thank You!

From the Joule Case Team



James Wagoner

CEO + Co-Founder

Licensed professional engineer with technical executive experience. Battery nerd on 2nd battery startup with Co-Founder Alex Livingston. First battery startup secured a $1.2...



Alex LIVINGSTON

Co-Founder + Chief Innovation Officer

Entrepreneur at heart and in spirit—Alex once built his own electric car. Has been responsible for both software and hardware top-to-bottom product development for...



Jesse Baker

VP of Marketing and Strategic Initiatives

Brand and business strategist and head of marketing. Investor in Joule Case.



David DeMuro

CTO

Electrical engineer and MBA with more than 30 years of experience in consumer product development at Fortune 50...



Chris Olsen

CFO

Grew Bodybuilding.com to $500M at the helm as CFO. Navigated 2 Successful Exits during that time.



Pete Anewalt

COO

Business-oriented technologist who's been through 5 Successful exits. Experience in scaling teams to handle the...



Justin LeVrier

VP of Sales

Literally wrote the book on sales for a $50M ARR B2B sales & management training program Also developed Mercedes-Ben...

Details

The Board of Directors

Director	Occupation	Joined
James Wagoner	CEO @ Joule Case	2015
Alex Livingston	President @ Joule Case	2015
Jeff Selikoff	Board Director @ Alta Ridge	2019
Ephraim Lindenbaum	Managing Director @ Advanced Ventures	2023

Officers

Officer	Title	Joined
James Wagoner	CEO	2015
Alex Livingston		2015
Pete Anewalt	COO	2019
David Demuro	CTO	2022

Voting Power

Holder	Securities Held	Voting Power
James Wagoner	4,005,083 Common	25.3%
Alex Livingston	6,693,500 Common	42.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2019	$97,541		Other
12/2019	$756,131		Regulation D, Rule 506(b)
11/2020	$394,281		Regulation D, Rule 506(b)
10/2021	$771,993	Common Stock	Regulation D, Rule 506(b)
04/2022	$1,247,000	Common Stock	Regulation Crowdfunding
04/2022	$997,379		4(a)(6)
02/2023	$1,190,672		4(a)(6)
03/2023	$1,000,000		Section 4(a)(2)
05/2023	$500,000		Section 4(a)(2)
07/2023	$500,000		Section 4(a)(2)
08/2023	$300,000		Section 4(a)(2)
08/2023	$100,000		Section 4(a)(2)
09/2023	$25,000		Section 4(a)(2)
10/2023	$600,000		Section 4(a)(2)
12/2023	$20,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/10/2019	$756,131	7.0%	60.0%	$4,000,000	07/31/2021
11/18/2020	$394,281	7.0%	80.0%	$7,000,000	12/13/2021
03/15/2023	$1,000,000	5.5%	20.0%	$40,000,000	03/15/2025
07/03/2023	$500,000	5.5%	20.0%	$40,000,000	03/25/2025
08/14/2023	$300,000	5.5%	20.0%	$40,000,000	03/15/2025
08/30/2023	$100,000	5.5%	20.0%	$40,000,000	03/15/2025
09/14/2023	$25,000	5.5%	20.0%	$40,000,000	03/15/2025
10/02/2023	$600,000	5.5%	20.0%	$40,000,000	03/15/2025
12/22/2023	$20,000	5.5%	20.0%	None	03/15/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Seed River Loan ❓	01/01/2019	$97,541	$86,001 ❓	0.0%		Yes
Jeffrey Selikoff ❓	05/26/2023	$500,000	$500,000 ❓	0.0%	05/31/2024	Yes

Related Party Transactions

The CEO has provided an advance to the Company for $4,852. As of Dec 31, 2020 and 2019, amounts due to the CEO were $4,852 and $4,852 respectively. Advances are non-interest bearing, unsecured and due on demand.

Name	Alex Livingston
Amount Invested	$20,639
Transaction type	Priced Round
Issued	09/06/2022
Relationship	President

On 9.6.22 Joule Case paid Alex Livingston back for expenses previously paid for by Alex on behalf of Joule Case. This was paid back via his equity portion.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
A3 Preferred	3,500,000	2,452,046	No
A1 Preferred	4,000,000	414,332	No
Common Stock	45,000,000	12,078,820	Yes
A2 Preferred	1,500,000	708,679	No
A4 Preferred	5,000,000	178,109	No

Warrants: 0
Options: 5

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company and is believed to be reasonable.

Our revenues and profits are subject to fluctuations based on market conditions. It is impossible to accurately forecast our revenues and operating results. The financial forecast provided in this offering represent our good faith efforts in estimating this information.

The Company has entered into a Secured Credit Facility Agreement and Security Agreement with Evan S. Turner, in which the Company has outstanding borrowed indebtedness of approximately $250,000 in the aggregate. Such loan is secured by the Company's assets and is for the purposes of inventory financing.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company has entered into a Loan and Security Agreement with Alta Ridge Investments LLC, in which the Company has outstanding borrowed indebtedness of $800,000 to help fund the growth of the Company (the "POoC Loan"). The POoC Loan accrues interest that is payable in the form of a percentage of the ownership of the Company and shares of Series A-1 Preferred Stock/a to-be determined class of capital stock of the Company shall be issued to fulfill such obligation.

Joule Case, like any internet-based business, is vulnerable to hackers and cyber-attacks. We rely on a third-party technology provider to provide some of our back-up technologies. The company is taking customary measures to defend against such attacks.

Joule Case has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to an accredited investor ❓ ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Joule Case Inc

Delaware Corporation
Organized January 2018
22 employees
121 E 38th St
Suite 101
Boise ID 83714 https://joulecase.com/

Business Description

Refer to the Joule Case profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Joule Case has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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